Date
03/16/2023

Code of Business Conduct and Ethics

1.INTRODUCTION

This code of business conduct and ethics (the “Code”) has been approved by the board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) to assist all directors, trustees, officers, employees, agents and contractors (collectively, the “Algonquin Representatives”) of the Corporation and each of its subsidiary entities (collectively, “Algonquin”) to maintain high standards of ethical conduct in affairs of Algonquin, including the affairs of any Algonquin joint venture or similar type of business arrangement. This Code is intended to comply with certain legal requirements, including applicable securities law requirements.

The Board is ultimately responsible for implementation and administration of this Code. The Board has designated an Ethics Officer for the day-to-day implementation and administration of this Code. From time to time, the Board may change this designation and may also designate one or more Assistant Ethics Officers to fill in at times when the Ethics Officer may be unavailable, such as during his or her vacation. The Board’s current designations, together with contact information, are set out in Schedule A. Algonquin Representatives should direct questions concerning this Code to the Ethics Officer.

While this Code is designed to provide helpful guidelines, it is not intended to address every situation. Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code. Algonquin Representatives should conduct their business affairs in such a manner that Algonquin’s reputation will not be impugned if the details of their dealings should become public.

It is not intended that there be any waivers granted under this Code. In the unlikely event that a waiver is considered and granted, it must receive prior approval by the Board. Waivers or amendments will be disclosed promptly in accordance with applicable securities laws and the Corporation’s Disclosure Policy.

Algonquin also maintains other policy statements, handbooks, principles and guidelines which discuss more fully many of the issues discussed in this Code. Copies of these materials may be obtained from the Ethics Officer, and many of these are posted on Algonquin’s intranet.

Code of Business Conduct and Ethics

If laws or other policies and codes of conduct differ from this Code, or if there is a question as to whether this Code applies to a particular situation, Algonquin Representatives should check with the Ethics Officer before acting. If there are any questions about any situation, Algonquin Representatives should ask the Ethics Officer how to handle the situation. However, every supervisor and manager is responsible for helping employees to understand and comply with this Code.

Algonquin will take disciplinary, preventive or other action as it deems appropriate to address any existing or potential violation of this Code brought to its attention. Any Algonquin Representative in a situation that he or she believes may violate or lead to a violation of this Code should follow the compliance procedures described in the section entitled “Reporting of Violations Procedure” below.

2.COMPLIANCE WITH LAWS

A variety of laws apply to Algonquin and its operations. It is Algonquin’s policy to comply with all applicable laws, including employment, discrimination, health, safety, antitrust, securities, banking, privacy and environmental laws. No Algonquin Representative has authority to violate any law or to direct another Algonquin Representative or other person to violate any law on behalf of Algonquin. Each Algonquin Representative is expected to comply with all such laws, as well as rules and regulations adopted under such laws.

Violations of laws may subject an Algonquin Representative to individual criminal or civil liability, as well as to discipline by Algonquin. Such individual violations may also subject Algonquin to civil or criminal liability or the loss of reputation or business.

Many of the laws applicable to Algonquin and Algonquin Representatives are complex and fact specific. If any Algonquin Representative has questions concerning a specific situation, he or she should contact the Ethics Officer before taking any action.

3.CONFLICTS OF INTEREST

(a)General

Algonquin Representatives are expected to make or participate in business decisions and actions in the course of their relationship with Algonquin based on the best interests of Algonquin and not based on personal relationships or benefits. A conflict of interest, which can occur or appear to occur in a wide variety of situations, may compromise an Algonquin Representative’s business ethics.

Generally speaking, a conflict of interest occurs when the personal interest of an Algonquin Representative, an immediate family member of an Algonquin Representative, or a person with whom an Algonquin Representative has a close personal relationship interferes with, or has the potential to interfere with, the interests or business of Algonquin. For example, a conflict of interest may occur where an Algonquin Representative, his or her family member or person with whom he or she has a close personal relationship receives a gift, a unique advantage (including a contract or employment), or an improper personal benefit as a result of the Algonquin Representative’s position at Algonquin. A conflict of interest could

Code of Business Conduct and Ethics
make it difficult for an Algonquin Representative to perform his or her duties objectively and effectively because he or she has a competing interest.

(b)Common Areas in which Conflicts Arise

The following is a discussion of certain common areas that raise conflict of interest issues. However, a conflict of interest can occur in a variety of situations. Algonquin Representatives must be alerted to recognize any situation that may raise conflict of interest issues and must disclose to the Ethics Officer any material transaction or relationship (including a business, personal or family relationship) that reasonably could be expected to give rise to actual, potential or apparent conflicts of interest with Algonquin.

i.Outside Activities/Employment

Any outside activity must not significantly encroach on the time and attention Algonquin Representatives devote to their duties for Algonquin and should not adversely affect the quality or quantity of their work. In addition, Algonquin Representatives may not imply Algonquin’s sponsorship or support of any outside activity that is not official Algonquin business, and under no circumstances are Algonquin Representatives permitted to take for themselves or their family members business opportunities that are discovered or made available by virtue of their positions at Algonquin. Moreover, except as permitted by the following paragraph or by the Board, no Algonquin employee may perform services for or have a financial interest in any entity that is, or to such employee’s knowledge may become, a vendor, client or competitor of Algonquin. Algonquin employees are prohibited from taking part in any outside employment or directorships without the prior written approval of the Ethics Officer, except for minor and unrelated employment and for directorships on charitable boards that in each case do not interfere with the employee’s duties to Algonquin.

No Algonquin employee may acquire securities of a customer, supplier or other party if ownership of the securities would be likely to affect adversely either the employee’s ability to exercise independent professional judgment on behalf of Algonquin or the quality of such employee’s work. Algonquin Representatives must always follow Algonquin’s other policies concerning the trading of securities, including the Corporation’s Disclosure Policy and Insider Trading Policy.

ii.Civic/Political Activities

Algonquin Representatives are at liberty to participate in civic, charitable or political activities so long as such participation does not encroach on the time and attention they are expected to devote to their Algonquin-related duties. Such activities are to be conducted in a manner that does not create an appearance of Algonquin’s involvement or endorsement.

(c)Exceptions

Transactions as defined in applicable securities regulations between related parties will not be conflicts of interest under this Code if they are reviewed and approved in

Code of Business Conduct and Ethics
accordance with the requirements of those regulations. Transactions or other activities by directors, officers or employees of Algonquin will not be conflicts of interest under this Code if they have been approved by the Board or disclosed in accordance with this Policy.

4.BRIBERY AND OTHER IMPROPER PAYMENTS

(a)General

Algonquin strictly prohibits both commercial and public sector bribery and requires all Algonquin Representatives to comply with all applicable anti-bribery laws.

No Algonquin Representative may, directly or indirectly, give, offer, demand, solicit or accept a bribe, including facilitation or “grease” payments, to or from anyone in the course of conducting business on behalf of Algonquin, including in order to obtain, retain, or direct business, or for any other advantage. No Algonquin Representative may, directly or indirectly, give, offer, demand, solicit or accept any improper payment to or from anyone in the course of conducting business on behalf of Algonquin, including in order to obtain or retain business, or for any other advantage. Improper payments include any gift, gratuity, reward, kickback, advantage or benefit of any kind (monetary or non-monetary).

Similarly, a third-party intermediary, such as an agent or family member, cannot be used to further any bribe or improper payment or otherwise violate the spirit of this Code. The Ethics Officer should be consulted about what due diligence is necessary prior to engaging a third-party intermediary that may interact with a public official on Algonquin's behalf. If you have questions about what is considered a bribe or improper payment, please direct those questions to the Ethics Officer.

(b)Dealings with Government and Public Officials

Algonquin strictly prohibits directly or indirectly providing anything of value (monetary or non-monetary) to any public official that violates the laws of any jurisdiction in which Algonquin operates.

Algonquin strictly prohibits any Algonquin Representative from giving, offering or promising directly or indirectly, any bribe, improper payment, or anything of value (monetary or non-monetary), using corporate or personal funds or property, to public officials of any government or governmental agency for the purpose of obtaining or retaining business, to influence any act or omission or for any other improper reason. Any offer of or request for any bribe or improper payment must be reported to the Ethics Officer.

Algonquin strictly prohibits any person from making or offering any payment or anything of value if such person knows or reasonably believes that all or a portion of it will be offered, given or promised, directly or indirectly, to any public official for the purposes of assisting Algonquin in obtaining or retaining business, to influence an act or omission or for any other improper reason.

Code of Business Conduct and Ethics
Nothing in this Code prohibits the making of monetary or non-monetary payments to a public official when life, safety, or health is at risk. Under such circumstances you must immediately report the payment to the Ethics Officer.

Public officials include:

•political parties or officials thereof, political candidates and elected or appointed representatives of any government or governmental agency holding a legislative, administrative or judicial position at any level;

•a person who performs public duties or functions, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty or function on behalf of the government, or is performing such a duty or function; and
•an official or agent of a public international organization that is formed by two or more states or governments, or by two or more such public international organizations.

If you have questions about whether a particular person is considered a public official, please direct those questions to the Ethics Officer.

(c)Political and Charitable Contributions

Algonquin may make contributions to political parties or committees or to individual politicians only in accordance with applicable law. The Ethics Officer should be consulted prior to Algonquin making any political contribution. Algonquin may not make any charitable contribution that involves, or is at the request of, a public official without the prior approval of the Ethics Officer.

Specific questions respecting political and charitable contributions should be directed to the Ethics Officer.

Algonquin Representatives may make personal political and charitable contributions in accordance with section 3(b)(ii) of this Code.

(d)Gifts and Business Courtesies

Algonquin strictly prohibits any payment to any person that violates the laws of any jurisdiction in which Algonquin operates. Except to the extent specifically permitted below, Algonquin strictly prohibits any person from giving, offering, promising, demanding, soliciting or receiving, directly or indirectly, anything of value, including a gift or other business courtesy, using corporate or personal funds, while representing Algonquin or in the course of conducting Algonquin business. Any offer of or request for such a gift or other business courtesy must be reported to the Ethics Officer. Business courtesies include: gifts; meals; entertainment; travel; business opportunities; discounted or free products or services; employment opportunities; loans; and per diems. Specific questions respecting what constitutes appropriate gifts or other business courtesies should be directed to the Ethics Officer.

Code of Business Conduct and Ethics

(e)Exceptions

Algonquin does not prohibit:

•the giving or receiving of gifts of nominal or token value to or from non-government suppliers and customers, provided that they are not for the express purpose of obtaining or retaining business or some other advantage for Algonquin and provided that they are otherwise lawful. Gifts include material goods, services, promotional premiums and discounts;

•expenditures of amounts for meals, entertainment and travel expenses for non- government suppliers and customers that are ordinary and customary business expenses, if they are otherwise lawful (these expenditures should be included on expense reports and approved pursuant to Algonquin’s standard procedures); or

•payments made that are otherwise lawful in respect of reasonable expenses incurred in good faith by or on behalf of the public official that are directly related to the promotion, demonstration or explanation of Algonquin’s business, or the execution or performance of a contract between Algonquin and the government for which the official performs duties or functions. The Ethics Officer should be consulted prior to providing any such payments to a public official.

Caution should be exercised with respect to these exceptions. If there is any doubt as to the legitimacy or legality of a payment or business courtesy under this policy or under any law, advice should be sought in advance from the Ethics Officer.

5.INSIDER TRADING AND TIPPING

The purchase and sale of the Corporation’s securities may only be done in accordance with the Corporation’s Insider Trading Policy and Disclosure Policy.

A violation of the Insider Trading Policy or the Disclosure Policy is also a violation of this Code. Any violation of insider trading, tipping, recommending, market manipulation, fraud or insider reporting laws by any Algonquin Representative may subject the Algonquin Representative to disciplinary action by Algonquin, up to and including termination of the Algonquin Representative’s relationship with Algonquin. The employee may also be accountable to the Corporation for any benefit or advantage received as a result of insider trading. Engaging in prohibited insider trading, tipping, recommending, market manipulation or fraud, or violating insider reporting requirements, may also have severe consequences, including fines, imprisonment and civil liability.

Copies of the Insider Trading Policy and the Disclosure Policy are available from the Ethics Officer and are available on Algonquin’s intranet. Questions concerning the Insider Trading Policy or the legal restrictions on insider trading should be directed to the Chief Legal Officer or another individual designated as an Insider Trading Policy Administrator in that policy, and questions about the Disclosure Policy should be directed to the Ethics Officer or any member of the Corporation’s Disclosure Committee.

Code of Business Conduct and Ethics

6.PUBLIC DISCLOSURE

The Corporation has an obligation under applicable laws to make full, fair, accurate, timely and understandable disclosure in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities and in its other public communications.

In furtherance of this obligation, each Algonquin Representative in performing his or her duties shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated, in order to ensure that to the best of his or her knowledge Algonquin’s books, records, accounts and financial statements are maintained accurately and in reasonable detail, appropriately reflect Algonquin’s transactions, are honestly and accurately reflected in its publicly available reports and communications and conform to applicable legal requirements and Algonquin’s system of internal controls, including the Corporation’s Disclosure Policy.

All media relations are to be coordinated through the Corporation’s Disclosure Committee and in accordance with its Disclosure Policy. Algonquin employees should not comment on any inquiry from the media, no matter how innocuous the inquiry may appear. Any employee who is asked for a statement by the media should refer the matter to any member of the Disclosure Committee.

7.HANDLING OF CONFIDENTIAL INFORMATION

At all times, directors, officers and employees must take appropriate steps to protect confidential information. In addition to the restrictions regarding material non-public information set forth in the Disclosure Policy, Algonquin Representatives should observe the confidentiality of information that they acquire by virtue of their relationship with Algonquin, including information concerning Algonquin and its customers, suppliers and competitors and other Algonquin Representatives, except where disclosure is approved by an executive officer of the Corporation or otherwise legally mandated. In addition, Algonquin Representatives must safeguard proprietary information, which includes information that is not generally known to the public and has commercial value in Algonquin’s business. Proprietary information includes, among other things, business methods, analytical tools, software programs, trade secrets, ideas, techniques, inventions and other information relating to economic analysis, designs, algorithms and research. It also includes information relating to finances, facilities, markets and terms of compensation for Algonquin Representatives. The obligation to preserve proprietary information continues even after employment ends. In addition to violating this Code and Algonquin policy, unauthorized use or distribution of proprietary information could also be illegal and result in civil or even criminal penalties. Algonquin considers its confidential and proprietary information important assets and may bring suit against Algonquin Representatives or former Algonquin Representatives to defend its rights vigorously.

8.USE OF ALGONQUIN ASSETS

Algonquin assets, including facilities, funds, materials, supplies, time, information, intellectual property, computers, mobile devices, information technology hardware and software, facilities and other assets owned or leased by Algonquin, or that are otherwise in Algonquin’s possession, may be used only for legitimate business purposes of Algonquin. Algonquin

Code of Business Conduct and Ethics
assets are not to be misappropriated, loaned to others, donated, sold or used for personal use, except for any activities that have been approved in writing by the Board or the Ethics Officer in advance, or for personal usage that is minor in amount and reasonable. Algonquin Representatives are to report any theft or suspected theft to the Ethics Officer.

9.FAIR DEALING

Each Algonquin Representative should deal fairly and in good faith with other Algonquin Representatives, securityholders, customers, suppliers, regulators, business partners and competitors. No Algonquin Representative may take unfair advantage of anyone through manipulation, concealment, misrepresentation, inappropriate threats, fraud, abuse of confidential information or any other intentional unfair-dealing practice.

10.PRIVACY AND PERSONAL INFORMATION

Algonquin is accountable for personal information under its control and custody and strives to comply with all applicable legislation and regulations. The Corporation maintains policies for protecting privacy which supplement this Code and with which all Algonquin Representatives must comply. For detailed information about these policies, please contact Algonquin’s Chief Privacy Officer or your local Privacy Officer.

The collection of personal information is to be limited to that which is necessary for business, legal, security or contractual purposes and is to be conducted by fair and lawful means. Collection of personal information requires the knowledge and consent of the individual from whom the information is being collected, except as permitted or required by law. Access to personal information shall be limited to those with a need to know for a legitimate business purpose. Algonquin will enable individuals to exercise their rights under applicable privacy legislation and Algonquin’s policies such as the ability to access and correct their personal information. Personal information shall not be used or disclosed for purposes other than those for which it was collected, except with the knowledge and consent of the individual or as permitted or required by law. Personal information shall be retained only for as long as necessary for the fulfilment of those purposes. Personal information shall also be kept sufficiently accurate, complete and up to date to minimize the possibility that inappropriate information may be used or disclosed.

Algonquin and the Algonquin Representatives will observe applicable obligations of confidentiality and non-disclosure of personal information, including personal information of Algonquin’s employees and customers, with the same degree of diligence that employees are expected to use in protecting confidential information relating to Algonquin or Algonquin Representatives. Algonquin is responsible for all personal information in its control or custody, including personal information that has been transferred to a third party for processing or use, and all Algonquin Representatives shall adhere to all of Algonquin’s policies and procedures in place to protect personal information against loss or theft, as well as unauthorized collection, access, disclosure, copying, use, modification, erasure or destruction. Algonquin and all Algonquin Representatives shall also comply with all applicable laws relating to the disclosure of personal information and managing and reporting of privacy data breaches.

Code of Business Conduct and Ethics

11.RECORDING OF TRANSACTIONS AND REPORTING OF FINANCIAL INFORMATION

The Corporation’s books and records must fully and fairly disclose, in an accurate, timely and understandable manner, all transactions and dispositions of the assets of the Corporation. The integrity of the Corporation’s record-keeping and reporting systems shall be maintained at all times. Algonquin Representatives must document and record all transactions in accordance with the Corporation’s internal control procedures and in compliance with all applicable accounting principles, laws, rules and regulations. Algonquin Representatives are forbidden to use, authorize, or condone the use of “off-the-books” record-keeping or any other device that could be utilized to distort records or reports of the Corporation’s true operating results and financial conditions. Maintenance of falsified, inaccurate or incomplete records can subject the offending individual and the Corporation to civil and criminal penalties.

All funds and assets are to be recorded and disclosed. The use of Algonquin’s funds or assets for any unlawful or improper purpose is strictly prohibited, and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition. Algonquin Representatives with responsibility for reporting financial information shall provide information that is accurate, complete, objective, timely and understandable and complies with all applicable laws relating to the recording and disclosure of financial information. Complaints and concerns regarding accounting, internal accounting controls or auditing matters may be made through the Ethics Hotline in accordance with the Corporation’s Ethics Reporting Policy, or through one of the other procedures described in the section entitled “Reporting of Violations Procedure” below.

12.IMPROPER INFLUENCE ON CONDUCT OF AUDITS

Algonquin Representatives will not improperly influence, manipulate or mislead any auditor engaged in the performance of an audit of the Corporation’s financial information or financial statements.

The honesty and integrity of those who represent the Corporation must underlie all of Algonquin’s relationships, including those with shareholders, customers, suppliers, governments, regulators, professional service providers and others. The integrity of the Corporation’s financial reporting is of particular importance as shareholders rely on the Corporation to provide complete and accurate information. The dissemination of financial statements that contain materially misleading information can cause serious legal difficulties for both the Corporation and the Algonquin Representative. As mentioned above, complaints and concerns regarding accounting, internal accounting controls or auditing matters may be made through the Ethics Hotline in accordance with the Corporation’s Ethics Reporting Policy, or through one of the other procedures described in the section entitled “Reporting of Violations Procedure” below.

13.RECORDS RETENTION

Certain records received or generated at Algonquin must be retained for specified periods of time; other records should be purged on a regular basis. Legal and regulatory practice requires the retention of certain records for various periods of time, particularly in the tax, personnel, health and safety, environmental and financial areas. Failure to retain documents

Code of Business Conduct and Ethics
for such minimum periods may subject Algonquin to penalties and fines or place Algonquin at a serious disadvantage in litigation. In addition, when litigation or a governmental investigation or audit is pending or imminent, relevant records must not be altered or destroyed until the matter is closed. Destruction of records to avoid disclosure in a legal or governmental proceeding may constitute a criminal offence.

14.HEALTH AND SAFETY

Algonquin strives to provide each Algonquin Representative with a safe and healthy work environment. Each Algonquin Representative has responsibility for maintaining a safe and healthy workplace for all Algonquin Representatives by following safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior will not be tolerated.

Algonquin Representatives should report to work in condition to perform their duties, free from the influence of alcohol, illicit drugs or other mood-altering substances (including marijuana / cannabis). The use, possession, distribution, offering or sale of alcohol, illicit drugs or other mood-altering substances (including marijuana / cannabis) in the workplace will not be tolerated.

Certain exceptions exist for the use of medications in accordance with this policy. Employees are required to responsibly use medications (which may include marijuana / cannabis), whether obtained via a prescription or over-the-counter. Medications of concern are those that may inhibit an individual’s ability to perform their job safely and productively. If an employee’s use of medication may affect their ability to perform their job safely and productively or may create a safety concern, the employee must report the use of the medication (which may include marijuana / cannabis) to their supervisor or manager along with acceptable medical documentation confirming the need for such use.

15.DISCRIMINATION AND HARASSMENT

Algonquin is committed to building and fostering a fair and inclusive workplace that recognizes the importance of providing an environment free from all barriers in order to promote diversity. Algonquin is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples of conduct that will not be tolerated include derogatory comments based on racial, ethnic, nationality, gender identity, gender expression, sexual orientation, religious characteristics and unwelcome sexual advances.

16.COMPUTING TECHNOLOGY

Employees with access to Algonquin computing and communication devices must use them in a responsible manner for the benefit of Algonquin and Algonquin Representatives should ensure that they are used appropriately and with care. While incidental personal use may occasionally occur and is acceptable, these resources are intended for Algonquin’s benefit and use, and employees shall not create or transmit any unsolicited commercial, advertising or recreational material, or use any system resources for political activities, or to advance the interests of any party other than Algonquin.

Code of Business Conduct and Ethics
Information transmitted through Algonquin resources implies affiliation with the Corporation and should therefore reflect positively upon the Corporation. Algonquin Representatives shall not create, access or transmit any material, data, text, audio or images, or material, which is offensive, obscene, indecent, libelous, slanderous, harassing or defamatory. Algonquin Representatives are expected to discourage others from transmitting such information to their internet address. Algonquin Representatives must also comply with all laws including those in respect to all forms of intellectual property rights, trademarks, copyrights and harassment.

Algonquin Representatives must use facilities efficiently, minimize unnecessary messages to others, and refrain from activities that will jeopardize the normal business operation of the system. Computer system passwords and/or user identifications must not be disclosed to anyone except in accordance with Algonquin’s policy. Normal standards of professionalism should govern when deciding whether to make information available on Algonquin’s computing and, communication devices. All use by Algonquin Representatives of Algonquin’s technology, systems or internet is subject to monitoring and periodic audit by authorized personnel.

17.REPORTING OF VIOLATIONS PROCEDURE

(a)General Policy Regarding Violations Reports

Algonquin Representatives who observe, learn of, or, in good faith, suspect a violation of this Code must immediately report the violation to the Ethics Officer, Assistant Ethics Officer or to the Chair of the Risk Committee of the Board. Complaints or concerns may also be made anonymously through the Ethics Hotline, in accordance with the Corporation’s Ethics Reporting Policy. Algonquin Representatives who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated confidentially to the extent possible. A violation of this Code may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with Algonquin.

(b)Complaint Procedure

i.Notification of Complaint

Algonquin Representatives who observe, learn of or, in good faith, suspect a violation of this Code must report the violation immediately to the Ethics Officer, or if for some reason the Algonquin Representative is uncomfortable reporting the violation to the Ethics Officer (such as if the violation may involve the Ethics Officer) or the Ethics Officer is unavailable, to the Assistant Ethics Officer or Chair of the Audit Committee of the Board. Whenever practical, the complaint should be made in writing. It is unacceptable to submit a complaint knowing it is false. Complaints may also be reported through the Ethics Hotline, in accordance with the Corporation’s Ethics Reporting Policy. Nothing in this Code limits the ability to communicate with government agencies regarding possible violations.

Code of Business Conduct and Ethics
ii.Investigation

Reports of violations will be investigated under the supervision of the Ethics Officer. Relevant corporate records will be reviewed and pertinent Algonquin Representatives and others may be interviewed in order to determine the existence and extent of any violation. Algonquin Representatives are expected to cooperate in the investigation of reported violations. The Ethics Officer or his or her designee shall report on the fact of the commencement of an investigation and the conclusions of the investigation to the Chair of the Risk Committee of the Board.

iii.Confidentiality

Except as may be required by law or the requirements of the resulting investigation, the Ethics Officer and others conducting the investigation shall not disclose the identity of anyone who reports a suspected violation if anonymity is requested. Except as may be required by law or the requirements of the resulting investigation, all reports of violations and related consultations will be kept confidential to the extent possible under the circumstances.

iv.Protection Against Retaliation

Retaliation in any form against an individual who reports an alleged violation of this Code, even if the report is mistaken, or who participates in the investigation of a report, may itself be a violation of law and is a serious violation of this Code. Any alleged act of retaliation must be reported immediately to the Ethics Officer. If determined to have in fact occurred, any act of retaliation will result in appropriate disciplinary action, which may include termination of the Algonquin Representative’s relationship with Algonquin.

18.COMPLIANCE

(a)Adherence to Code; Disciplinary Action

All Algonquin Representatives have a responsibility to understand and follow this Code. In addition, all Algonquin Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Policy. Algonquin will discipline any Algonquin Representative who violates this Code or related practices. Such discipline may include, among other things, written notice to the Algonquin Representative that Algonquin has determined that there has been a violation, censure by Algonquin, demotion or re-assignment, suspension with or without pay or benefits, or termination of the Algonquin Representative’s relationship with Algonquin.

Records of all violations of this Code and the disciplinary action taken will be maintained by the Ethics Officer and will be placed in the Algonquin Representative’s personnel file.

Code of Business Conduct and Ethics
Algonquin will notify and cooperate with the police or other governmental authorities regarding acts of Algonquin Representatives involving violations of law. In addition, some violations may result in Algonquin bringing suit against employees or former employees to defend its rights vigorously.

(b)Communications

Algonquin strongly encourages dialogue among Algonquin Representatives and their supervisors to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.

The Ethics Officer or his or her designee shall provide a report to the Risk Committee at least quarterly on investigations and other significant matters arising under this Code.

(c)Responsibility of Senior Employees

Algonquin Representatives who are officers or other managerial employees are expected to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Algonquin Representatives who are managerial employees may be disciplined if they condone misconduct, do not report misconduct, do not take reasonable measures to detect misconduct or do not demonstrate the appropriate leadership to promote compliance.

19.RELATED ALGONQUIN POLICIES

This Code should be read in conjunction with Algonquin’s other related policy documents, including the Corporation’s Disclosure Policy, Insider Trading Policy, Ethics Reporting Policy, Workplace Relationships Policy and Workplace Civility Policy. This Code supplements, but does not supersede, any contractual obligation any person may have under the terms of any agreements with Algonquin. This Code is not intended to create any contract (express or implied) with any person, including any employment or consulting contract, or to constitute any promise that a person’s employment or consulting arrangement will not be terminated except for cause.

20.AMENDMENT

Any amendment to this Code will be disclosed promptly to Algonquin Representatives and will be disclosed in accordance with applicable securities laws.

* * * * *

Code of Business Conduct and Ethics
Schedule A

The Board has made the following designations:

As Ethics Officer:

Mary Ellen Paravalos
Chief Compliance and Risk Officer
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Telephone: 905-465-4853
Email: maryellen.paravalos@apucorp.com

As an Assistant Ethics Officer:

Jennifer Tindale
Chief Legal Officer
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Telephone: 905-465-6123
Email: jennifer.tindale@apucorp.com

Masheed Saidi
Director and Chair of the Risk Committee Algonquin Power & Utilities Corp.

Contact: via the Ethics Hotline at liberty@integritycounts.ca or www.integritycounts.ca

Complaints or concerns may also be made anonymously through the Ethics Hotline, in accordance with the Corporation’s Ethics Reporting Policy.